THE ADVISORY BOARD


07080499

RECD S.E.C.
OCT 1 6 2007
1086
PROCESSED
OCT 2 4 2007
THOMSON
FINANCIAL

Annual Report to Shareholders
Fiscal Year 2007



SORY BOARD MEMBERS

Hospital for Special Surgery
Kaiser Foundation Hospitals
Karmanos Cancer Institute
Mayo Foundation
Memorial Sloan-Kettering Cancer Center
Methodist Specialty and Transplant Hospital
Nemours
New York Eye and Ear Infirmary
Ochsner Clinic Foundation
Presbyterian Specialty Hospital
Roswell Park Cancer Institute
University Specialty Hospital
University of Texas M.D. Anderson Cancer Center

Community Hospitals

Bronx-Lebanon Hospital Center
Cape Cod Hospital
Cape Fear Valley Medical Center
Charleston Area Medical Center
Danbury Hospital
DCH Regional Medical Center
Eastern Maine Medical Center
Gratiot Community Hospital
Heartland Regional Medical Center
Hoag Memorial Hospital
Ingham Regional Medical Center
Lutheran Hospital
Maimonides Medical Center
Maine Medical Center
Medical Center of Central Georgia
Mississippi Baptist Medical Center
Mount Clemens General Hospital
Northside Hospital
Norwalk Hospital
Reading Hospital and Medical Center
Renown Health
Resurrection Medical Center
Rural Wisconsin Health Cooperative
Saint Francis Hospital
St. Joseph Regional Medical Center
St. Luke's Hospital
St. Luke's Regional Medical Center
St. Mary's Regional Medical Center
Tucson Medical Center
Valley Baptist Medical Center

Insurers and Managed Care

Aetna
Blue Shield of California
Blue Cross and Blue Shield of Florida
Blue Cross and Blue Shield of Montana
Blue Cross Blue Shield of Tennessee
CIGNA
Espirito Santo Saude
Excellus
Gateway Health Plan
Harvard Pilgrim Health Care
Highmark Blue Cross Blue Shield
HIP
Horizon Blue Cross Blue Shield of New Jersey
Triple-S Management

Health Care Corporations

Abiomed, Inc.
AmerisouceBergan
Aptium Oncology
Boston Scientific Corporation
California HealthCare Foundation
Cardinal Health, Inc.
Elekta Oncology Systems, Inc.
Emergency Medical Associates
FreemanWhite
Fresenius Medical Care Extracorporeal Alliance
GE Healthcare Integrated IT Solutions
Hammes Company
The Hewlett-Packard Company
Hill-Rom
IBM Corporation
Kaiser Permanente
McKesson
MedCath, Inc.
Medtronic, Inc.
NBBJ
Philips Medical Systems, N.A
Quest Diagnostics, Inc.
Siemens Medical Solutions, USA
St. Jude Medical Inc.
US Oncology
Varian Medical Systems

Pharmaceutical and Biotechnolo

Amgen, Inc.
Becton Dickinson Health Care Systems
Biosite Diagnostics, Inc.
Eli Lilly and Company
Hospira, Inc.
The Medicines Company
Merck & Company
Novartis Pharmaceuticals Corporation
Ortho-Biotech
Roche Laboratories
Sanofi-Aventis Pharmaceuticals
Schering-Plough



Representative Advi

Academic Medical Centers

Beth Israel Medical Center
Brigham and Women's Hospital
Duke University Medical Center
Glendale Adventist Medical Center
Hospital of the University of Pennsylvania
Indiana University Medical Center
Johns Hopkins Health System
Loyola University Health System
Massachusetts General Hospital
Montefiore Medical Center
MUSC Medical Center
New York University Medical Center
North Carolina Baptist Hospitals
Northwestern Memorial Hospital
The Ohio State University Medical Center
Stanford Hospitals and Clinics
UCLA Medical Center
UCSD Healthcare
University of Alabama Hospital
University of Chicago Hospitals
University of Maryland Medical Center
University of Michigan Medical Center
University of Wisconsin Hospital
Yale-New Haven Hospital

Teaching Hospitals

Albert Einstein Medical Center
Bayview Medical Center
Detroit Medical Center
Detroit Receiving Hospital
Grace Hospital
Grady Memorial Hospital
Harborview Medical Center
Harper University Hospital
Harris County Hospital District
Hurley Medical Center
Lenox Hill Hospital
Long Beach Memorial Medical Center
Overlook Hospital
Parkland Memorial Hospital
Pitt County Memorial Hospital
Queen's Medical Center
St. Luke's Episcopal Hospital
St. Luke's-Roosevelt Hospital Center
Saint Mary's Hospital
St. Vincent Healthcare
Scott and White Memorial Hospital
Sinai Hospital of Baltimore
William Beaumont Hospital

Major Health Systems

Adventist Health
Ascension Health
Atlantic Health System
Aurora Health Care
Baptist Health System
Baylor Health System
BJC Health System
Bon Secours Health System
Carilion Health System
Catholic Healthcare Partners
Catholic Healthcare West
Catholic Health Initiatives
Cedars-Sinai Health System
Clarian Health Partners
Cleveland Clinic Health System
Continuum Health Partners
Fairview Hospital and Health System
HCA
HealthEast Care System
Henry Ford Health System
Iasis Healthcare
Inova Health System
Legacy Health System
New York Health & Hospitals Corporation
North Shore-Long Island Jewish Health System
OSF Healthcare System
Partners HealthCare
Providence Health and Services
Scripps Health
Sharp HealthCare
SSM Healthcare
Sutter Health
Tenet Health System
Texas Health Resources
Trinity Health
Vanguard Health
Veterans Integrated Health Networks
Wheaton Franciscan Services

Clinics and Specialty Hospitals

Baptist University Hospital for Women
Baylor Specialty Hospital
Children's Healthcare of Atlanta
Children's Hospital—Boston
Children's Hospital of Los Angeles
Children's Medical Center of Dallas
Children's National Medical Center
Cleveland Clinic Foundation
Dana-Farber Cancer Institute
H. Lee Moffitt Cancer Center
Hospital for Joint Diseases Orthopaedic Institute

The Advisory Board Company in Brief

The Advisory Board Company provides best practice research and analysis to the health care industry, focusing on business strategy, operations, and general management issues. Our research services are offered through discrete membership programs to more than 2,600 hospitals, health systems, pharmaceutical and biotech companies, health care insurers, and medical device companies.

Our business model is predicated on the view that there are economies of intellect in health care, compelling intellectual advantages to large numbers of health systems, corporations, and clinicians collaborating to identify ideas with potential to shape the industry. By providing a standardized set of services, we are able to spread our largely fixed program cost structure across our membership base of participating companies. This economic model allows us to provide our members with access to industry best practices at a fraction of the cost of a customized analysis performed by a major consulting firm.

For a fixed fee, members of each of our programs typically have access to an integrated set of services designed to provide valuable, timely information derived from lessons learned from the industry's most progressive participants. These services can include:

- Best practice research studies
- Executive education seminars
- Customized research briefs
- Web-based access to content databases and decision-support tools

We strive to provide our members with an unparalleled level of service. Our hope is that our members conclude that they do not work with any other organization so dedicated to intelligent service and that therefore there is little question as to their long-term commitment to working with us.


Annual Revenues
for Fiscal Years Ending March 31
In Millions
$100.7
$121.8
$141.6
$165.0
$189.8
2003
2004
2005
2006
2007


Adjusted Net Income*
for Fiscal Years Ending March 31
In Millions
$16.8
$22.0
$27.1
$32.5
$35.6
2003
2004
2005
2006
2007

* Adjusted results are not presented in accordance with Generally Accepted Accounting Principles (GAAP). See page 6 for a reconciliation of GAAP to adjusted results.

RECD S.E.C.
OCT 1 6 2007
1080

To Our Shareholders

It is my privilege to report that Fiscal year 2007 was another year of strong operational results and consistent growth for The Advisory Board Company. Our track record stands as testament to the value we provide to our member institutions through outstanding strategic insights, analytical tools, and advisory services. With another exceptional member renewal performance of 89% this year, we can be confident that we provide tangible value as we address members' most pressing business needs and help them navigate an increasingly complex marketplace.



Our compelling value proposition and scalable business model are also evidenced by our continued growth this year. We collaborated with our members to launch three successful new programs aimed at improving performance in their high-priority areas of supply chain, bad debt, and nursing operations. These brought our total number of programs to 32, through which we serve a membership of more than 2,600 of the most progressive health care organizations in the industry. Our continued expansion of reach and impact across Fiscal Year 2007 solidifies our position as the premier advisor to the health care industry.

Strong Financial Performance

On the financial side, I am pleased to report that The Advisory Board Company had yet another year of strong results in Fiscal 2007. Revenues reached $189.8 million, up 15 percent from $165 million in the prior year. Adjusted net income for the fiscal year was $35.6 million[1] compared to $32.5 million[1] in the prior year, with adjusted earnings per diluted share of $1.83[1] compared to $1.64[1] in the prior year. Since our initial public offering in 2001, the compound annual growth rates (CAGR) for our revenue and adjusted EPS have been 19% and 23%, respectively. This high rate of growth as well as our six consecutive years of a minimum of 15% revenue growth demonstrate the predictability, visibility, and scalability of our economic model.

The Force of Membership

Again this year we owe a debt of gratitude to our members for the integral role they play in our work. Senior executives across the industry provide us with the critical input that guides our research agendas as well as unparalleled access to their institutions. Their input and access allow us to identify, describe, and broadly disseminate the nation's best practices in health care strategy, management, and operations. As we close Fiscal 2007, we count among our membership base of 2,600+ institutions the top 14 hospitals as ranked by *U.S. News*


Adjusted Earnings per Diluted Share*
for Fiscal Years Ending March 31
$0.97
$1.16
$1.40
$1.64
$1.83
2003
2004
2005
2006
2007

* Adjusted results are not presented in accordance with Generally Accepted Accounting Principles (GAAP). See pages 6 and 7 for a reconciliation of GAAP to adjusted results.


Adjusted Cash Flow from Operations*
for Fiscal Years Ending March 31
In Millions
$44.5
$39.7
$44.2
$51.2
$57.2
2003
2004
2005
2006
2007

* FY07 Adjusted cash flow from operations is not a GAAP measure and includes $7 million in tax benefits associated with the exercise of employee stock options recorded under GAAP as cash flow from financing activities due to our adoption of FAS 123(R). FY07 GAAP cash flow from operations was $50.2 million.

[1] Adjusted results are not presented in accordance with Generally Accepted Accounting Principles (GAAP). GAAP Net Income and earnings per diluted share were $27.4 million and $1.41, and $25.6 million and $1.29 in FY07 and FY06, respectively. See pages 6 and 7 for a reconciliation of GAAP to adjusted results.

and World Report, 94 of the country's 100 largest health care delivery systems, and 20 of the world's largest pharmaceutical and medical device companies.

At each of these institutions, we have continued to build the depth of our relationships across the year, serving a range of constituencies and reaching more than 5,000 chief executive and chief operating officers, and 45,000 vice presidents and clinical leaders. These deep institutional relationships create a network without equal—the engagement in our work of such a large and knowledgeable group of industry leaders dramatically enhances our ability to generate cutting-edge research, education, analytics, and tools. Across the year, we incorporated the input from this network to address the most important and complex issues facing health care executives, including:

- Key market trends toward price transparency and value-based health care purchasing
- Prioritizing investments in rapidly evolving health information technology
- Future facility planning for such areas as the surgical suite, laboratory, and emergency department
- Trends influencing major service lines such as cardiology, women's services, and diagnostic imaging
- Tactics for measuring and improving quality and outcomes across the institution

This year we published more than 50 major studies on mission-critical issues; authored more than 4,000 customized research briefs and 1,500 technology assessments; and delivered online content and e-mail news briefings to more than 75,000 registered users. These contribute to our ever-growing library of proprietary research and tools that contains more than 34,000 strategic and operational tactics, 25 online benchmarking tools, 150 service line forecasts, and 5,000 new technology profiles. This impressive volume of intellectual assets, built over 20 years with the input of our members, enables us to respond quickly and effectively to any question among the wide range of strategic and operational issues facing our member executives.

"With another exceptional member renewal performance of 89%, we can be confident that we provide tangible value and address members' most pressing business needs."

Tangible Impact for Our Members

Given our strong intellectual assets and the input we garner from our outstanding membership network, The Advisory Board Company is uniquely positioned to address health care's most difficult questions—questions ranging from how to drive performance improvement in clinical quality, to how to effectively engage physicians in critical investment decisions, to how to plan for the future of care delivery in a radically changing reimbursement environment. In Fiscal 2007, we continued to attack these issues head-on and built on our track record of developing comprehensive, high-quality programs and tools to help each member implement the best solutions to their most important problems.

Increasingly we have delivered insights to our members through the use of sophisticated data analytics and robust online tools. These allow us to benchmark member performance on critical metrics, customize research findings, and play an integral role in members' daily workflows. Whether benchmarking surveys on quality

Serving a $2.3 Trillion Health Care Industry

*Annual Growth in Spending**


$
Pharmaceuticals 8.6%
Hospital Care 7.1%
Payers 6.7%
Physician Services 6.3%
Long-Term Care 7.1%
2007
2016

- Health care is a $2.3 trillion market, growing across all major segments that we serve.
- By 2016 total health spending is projected to constitute 19.6% of GDP, up from 16.2% today.
- The hospital market alone represents nearly $700 billion in spending today, growing to nearly $1.3 trillion by 2016.

* Source: Centers for Medicare and Medicaid Services; *Journal of Health Affairs*, authored by members of Centers for Medicare and Medicaid Services, Office of the Actuary.

infrastructure and philanthropy performance, market forecasters and reimbursement calculators, or business intelligence tools to manage everything from revenue cycle to surgical suite performance, these tools result from our ongoing focus on innovation and greatly enhance the value our members receive from their Advisory Board programs. This value is additive to the already robust tangible return on membership investment that The Advisory Board Company provides the members of our programs. On average, each individual best practice profiled in our research conveys a value of between $250,000 and $1.5 million cash savings or revenue generation potential, which far exceeds the average member contribution of approximately $75,000. As a result, a member need implement only one of our tactics from one of several studies to reap significant benefits. Recent examples of the concrete returns our members have realized as a result of their work with us include:

- A 600-bed hospital had an RN turnover rate of 24 percent, leading to extensive agency costs. By implementing several of our best practices (including nurse manager chief retention officers, new-hire support programs, nurse manager performance standards, and dashboards), the hospital was able to reduce turnover to 8 percent and realize agency cost savings of $3.5 million.

Innovative Delivery Channels

Online Reach and Capability



Spend Analytical Tool

MS-DRG Impact Analysis Calculator

- Today, far more of the Advisory Board's services and products are accessed through online delivery channels than through any other traditional means of delivery, such as hardcopy books and in-person meetings.
- This year, more than 75,000 members received our online briefings or accessed our password-protected websites, and more than 14,000 took advantage of our online decision support tools and databases.
- By reaching a broader base of members and providing institution-specific audit tools, analyses, and dashboards, our online channel innovations are enabling us to significantly increase our value proposition.

"Members provide both critical input to guide our work and unparalleled access that allows us to identify and broadly disseminate the nation's best practices in health care."

- A publicly traded medical device firm was weighing significant investments in products targeting two distinct physician constituencies. By leveraging the Advisory Board's research on forecasted reimbursement structures, physician adoption and referral patterns, and demographic trends, the medical device firm was able to confidently target its investments, divesting itself from the low-potential product and using cash proceeds to focus on the higher-growth market.

- A 100-bed rural hospital faced the prospect of competition in outpatient diagnostic imaging from its own affiliated physicians due to its inefficient in-house operations of this function. By implementing Advisory Board best practices, the hospital created a virtual outpatient center and improved scheduling. These changes ameliorated physician access to these services so dramatically that the physician group ceased plans to open its own freestanding outpatient diagnostic imaging center.

- A 300-bed community hospital had a desire to gain visibility into cost information at the case level. With the expiration of multiple orthopedic implant contracts imminent, the hospital wanted to focus on implant prices to gain negotiating leverage and improve case margins. Through the use of one of the Advisory Board's online analytical tools along with our best practices, the institution saw a 31% reduction in total orthopedic implant costs, saving $672,000.

These are but a few of the many tangible improvements that organizations have realized from their Advisory Board memberships. The clear, measurable value of Advisory Board participation drives member satisfaction and creates member relationships that expand over time.

"Our sophisticated data analytics and online tools allow us to benchmark member performance, customize research findings, and play an integral role in members' daily workflows."

Continued Focus on Growth

In Fiscal 2007 we continued to execute successfully on our growth strategy, delivering three new programs to the market; increasing our membership base to more than 2,650; growing average contract value per member from $65,707 to $75,167; and achieving our goal of a minimum of 15% growth in revenue. Further, as of March 31, 2007, our aggregate contract value stood at $200.1 million, representing growth of 17% over the prior year. This sixth consecutive year of aggregate contract value growth of 16% or higher is evidence that we are executing well on our plan to build a predictable and scalable business.

Further, the health care market in which we operate presents The Advisory Board Company with tremendous opportunity. The U.S. health care industry in 2007 is a $2.3 trillion market, and that figure is projected to increase to $4.1 trillion by 2016 with spending growth expected in all industry segments. Continued focused execution of our growth strategy will allow us to capitalize on these opportunities.

"The clear, measurable value of Advisory Board participation drives member satisfaction and creates member relationships that expand over time."

Our sources of growth continue to be the introduction of new programs, cross-selling new programs to existing members, price increases on existing programs, and the addition of new institutions to our membership. In Fiscal 2007, we introduced a total of three new programs aimed at improving performance in the high-priority areas of supply chain, bad debt, and nursing operations.

As always, these programs were developed in close collaboration with our members, ensuring that our launches align with the industry's most important issues. All three programs maintain a strong set of charter members, representing some of the nation's leading health care institutions, which have provided us with invaluable feedback regarding program design and research focus.

Across the next year we will continue to target three to four new program launches, drawn from our new product pipeline of more than 25 new programs in development. As in previous years, these new programs will leverage our strong industry reputation and our close relationships with the executives who drive our research agendas and derive substantial value from our ability to help them confront complex business problems.

In Fiscal 2007, our average contract value per member grew 14.4% to $75,167 as we continued to successfully cross-sell new programs to our existing members. This success illustrates the Advisory Board's compelling value proposition and demonstrates the impact of our uniquely scalable business model. With a membership base of more than 2,600 organizations and a portfolio of 32 programs, our current cross-sell market represents a $1.6 billion opportunity, which will ultimately expand to $3.0 billion over the next five years as we launch additional programs and grow our membership base. My team and I are excited about the potential and continue to drive the organization toward growth.

Building a World-Class Organization

Continued growth requires dedicated investment in our underlying organization to attract and retain the best talent possible. Here, we are fortunate to begin from a


Attractive Market Opportunity Serving the Health Care Industry
The Five-Year Sales Opportunity
Future Opportunity
With new programs and new members, the broader opportunity is estimated at $3.0 billion
New Members
Current Cross-Sell Market
Cross-selling existing programs to current members represents an estimated $1.6 billion opportunity
2,600+ Current Member Institutions
32 Current Programs
New Program Launches

strong position. Critical to our ongoing success is the strength and talent of our employee base, now more than 850 strong and hailing from the best undergraduate and graduate programs, consulting firms, and health care institutions in the world.

We have developed this asset in large part due to our strong focus on recruitment performance, which we know to be imperative, as new talent will help drive our future as an organization. With approximately 20,000 resumes received annually, and an offer acceptance rate of approximately 80%, we remain an employer of choice for star talent in both the local and national job market.

In addition, given the importance of retaining key talent, we place a considerable premium on management training and leadership development in order to enhance staff performance and satisfaction. In Fiscal 2007, we offered more than 1,500 hours of education to our workforce, building key skills and deepening subject matter expertise. Further, the perpetuation and reinforcement of our core values has been a key focus of leadership across the year, resulting in a unified culture across a rapidly growing organization. This extraordinary workplace allows us to maintain a strong foundation of leadership with senior management retention rates of 95%. As a result, we have established a leadership team that is committed to our mission, extraordinarily innovative, and able to serve our members to the highest possible standard as we continue to scale the business in the future.

"This sixth consecutive year of aggregate contract value growth of 16% or higher is evidence that we are executing well on our plan to build a predictable and scalable business."

Closing Thoughts

It is my great privilege to work each day with a team of extremely talented individuals who are dedicated to advancing the Advisory Board's mission. Our employees take much pride in our accomplishments of the past year, our prospects for continued growth, and our ability to truly effect positive change in the health care industry. On their behalf and mine, thank you for your continued interest and support.



Frank Williams
Chairman and Chief Executive Officer

Core Operating Committee



Seated:
Richard A. Schwartz, Executive Vice President
Mary D. Van Hoose, Executive Director, Career Management
Michael T. Kirshbaum, Chief Financial Officer
Scott M. Fassbach, Chief Research Officer
Frank J. Williams, Chairman and Chief Executive Officer
David L. Felsenthal, Chief Operating Officer
Robert W. Musslewhite, Executive Vice President
Scott A. Schirmeier, Chief Marketing Officer

Standing:
Martin D. Coulter, Executive Director, OptiLink
Matthew S. Klinger, Executive Director, Member Services
Cormac F. Miller, Executive Director, New Product Development
James L. Field, Executive Director, Syndicated Research
Nicole D. Latimer, Executive Director, H•Works
Charles W. Roades, Executive Director, Syndicated Research
Christopher B. Denby, Executive Director, Syndicated Research

Absent:
Thomas E. Peterson, Executive Director, Business Intelligence
Franziska R. Shaw, General Manager, Academies Division

Selected Financial Data

The Advisory Board Company and Subsidiaries

The following table sets forth selected financial and operating data. The selected financial data presented below as of March 31, 2003, 2004, 2005, 2006 and 2007 and for the five fiscal years in the period ended March 31, 2007, have been derived from our financial statements which have been audited by Ernst & Young LLP, independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our financial statements, the notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	Fiscal Year Ended March 31,				
(In thousands except per share amounts)	2003	2004	2005	2006	**2007**
Statement of Operations Data:					
Revenues	$100,714	$121,847	$141,649	$165,049	**$189,843**
Costs and expenses:					
Cost of services[1][2]	42,213	50,727	58,904	70,959	**90,129**
Member relations and marketing[1][2]	19,975	24,855	28,563	33,667	**40,204**
General and administrative[1][2]	12,906	16,302	16,452	16,135	**22,815**
Depreciation	1,827	1,415	1,820	1,550	**2,070**
Total costs and expenses	76,921	93,299	105,739	122,311	**155,218**
Income from operations	23,793	28,548	35,910	42,738	**34,625**
Interest income	1,038	2,911	3,971	5,770	**6,819**
Income before income taxes	24,831	31,459	39,881	48,508	**41,444**
Provision for income taxes[3]	(10,392)	(12,739)	(16,534)	(22,866)	**(14,049)**
Net income	$ 14,439	$ 18,720	$ 23,347	$ 25,642	**$ 27,395**
Earnings per share:					
Net income per share—basic	$ 1.10	$ 1.19	$ 1.32	$ 1.35	**$ 1.46**
Net income per share—diluted	$ 0.85	$ 1.00	$ 1.22	$ 1.29	**$ 1.41**
Basic weighted average number of shares outstanding	13,139	15,745	17,738	18,979	**18,714**
Diluted weighted average number of shares outstanding	16,996	18,680	19,161	19,902	**19,448**

	March 31,				
(In thousands)	2003	2004	2005	2006	**2007**
Balance Sheet Data:					
Cash and cash equivalents	$ 33,301	$ 41,389	$ 27,867	$ 21,678	**$ 13,195**
Marketable securities	57,106	98,420	125,047	146,822	**146,168**
Working capital (deficit)	(18,110)	(10,044)	(24,421)	(33,703)	**(37,943)**
Total assets	117,923	203,999	244,080	270,859	**286,174**
Deferred revenues	63,653	72,410	81,203	99,269	**116,994**
Total stockholders' equity	41,495	115,623	145,314	147,165	**138,464**

	March 31,				
	2003	2004	2005	2006	**2007**
Other Operating Data (Unaudited):					
Membership programs offered	18	21	25	29	**32**
Total members	2,297	2,347	2,572	2,595	**2,662**
Member renewal rate[4]	89%	87%	92%	90%	**89%**
Contract value (in thousands)[5]	$106,745	$124,929	$146,137	$170,510	**$200,094**
Contract value per member[6]	$ 46,472	$ 53,229	$ 56,819	$ 65,707	**$ 75,167**

	Fiscal Year Ended March 31,				
	2003	2004	2005	2006	**2007**
Reconciliation of GAAP to adjusted results[7]:					
Income from operations as reported	$ 23,793	$ 28,548	$ 35,910	$ 42,738	**$ 34,625**
Equity-related expenses[1][2]	1,147	1,673	1,253	277	**12,356**
Adjusted income from operations	24,940	30,221	37,163	43,015	**46,981**
Interest income	1,038	2,911	3,971	5,770	**6,819**
Adjusted income before income taxes	25,978	33,132	41,134	48,785	**53,800**
Adjusted provision for income taxes[8]	(9,144)	(11,099)	(14,027)	(16,294)	**(18,238)**
Adjusted net income	$ 16,834	$ 22,033	$ 27,107	$ 32,491	**$ 35,562**
Adjusted earnings per share:					
Diluted	$ 0.97	$ 1.16	$ 1.40	$ 1.64	**$ 1.83**
Adjusted diluted weighted average common shares outstanding[9]	17,442	19,029	19,301	19,763	**19,448**

(1) We recognized approximately $0.8 million, $1.7 million, $1.3 million, $0.3 million and $0.4 million in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that our employees recognized upon the exercise of common stock options in fiscal 2003, fiscal 2004, fiscal 2005, fiscal 2006 and fiscal 2007, respectively. We have recorded such expenses in the same expense line items as other compensation paid to the relevant categories of employees as follows: Cost of services, $0.6 million, $0.5 million, $0.6 million, $0.1 million and $0.1 million, Member relations and marketing, $0.1 million, $0.3 million, $0.2 million, $0.1 million and $0.1 million, and General and administrative, $0.1 million, $0.9 million, $0.5 million, $0.1 million and $0.2 million in fiscal 2003, fiscal 2004, fiscal 2005, fiscal 2006 and fiscal 2007, respectively.

(2) Effective April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment *(FAS No. 123(R)), which provides the accounting rules for share-based compensation. In fiscal 2007, the Company recognized approximately $4.2 million in cost of services, approximately $2.8 million in member relations and marketing, and approximately $5.1 million in general and administrative expense for share-based compensation pursuant to the provisions of SFAS No. 123R.*

(3) The provision for income taxes in fiscal 2006 includes the effect of a one-time, non-cash income tax charge to earnings of $6.7 million to recognize the decrease in tax rates used to value our deferred tax assets associated with our certification as a Qualified High Technology Company within Washington, D.C.

(4) The percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions or different affiliations of members that result in changes of control over individual institutions.

(5) The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

(6) Total contract value divided by the number of members.

(7) Adjusted results exclude the share-based compensation expense recognized by the Company in accordance with SFAS No. 123R and employer taxes paid in connection with the exercise of employee stock options, and include income taxes at our effective tax rates, as discussed in notes 8 and 9, below.

(8) Our reported effective tax rates for each of the five years in the period ended fiscal 2007 were 41.9%, 40.5%, 41.5%, 47.1% and 33.9%, respectively. In February 2006, we received notification from the Office of Tax and Revenue of the District of Columbia that we had been certified effective January 1, 2004, as a Qualified High Technology Company ("QHTC") under the New E-Conomy Transformation Act of 2000, as amended. This certification has the effect of reducing our statutory income tax rate as well as providing other tax benefits. The adjusted provision for income taxes utilizes effective tax rates of 35.2%, 33.5%, 34.1%, 33.4% and 33.9% in each of fiscal 2003, 2004, 2005, 2006 and 2007, respectively, assuming we were a QHTC in each period presented, and excluding a one-time, noncash charge in fiscal 2006 to our deferred tax asset arising from our QHTC status.

(9) Adjusted diluted weighted average common shares outstanding for each period presented is determined in accordance with the treasury method using the adjusted effective tax rates resulting from our status as a QHTC discussed above. This adjustment reduced weighted average diluted share count by 496,000, 349,000 and 140,000 in fiscal 2003, fiscal 2004 and fiscal 2005, respectively. In the Company's earnings release dated May 8, 2007, the Company reported adjusted diluted weighted average common shares outstanding of 19,763,000 for the fiscal year ending March 31, 2006. This represents our diluted share count adjusted for the effects of FAS No. 123(R) and was used for comparison purposes with fiscal 2007. Without this adjustment, our adjusted diluted weighted average common shares outstanding was 19,902,000 and our adjusted earnings per diluted share was $1.63 for fiscal 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations *The Advisory Board Company and Subsidiaries*

OVERVIEW

We provide best practices research, decision-support tools and analysis across the health care industry. Best practices research identifies, analyzes and describes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. Members of each program typically are charged a fixed annual fee and have access to an integrated set of services that may include best practices research studies, executive education seminars, customized research briefs, decision support tools and web-based access to the program's content database.

Our membership business model allows us to focus on a broad set of issues relevant to health care organizations, while promoting frequent use of our programs and services by our members. This facilitates growth through cross-sell opportunities to existing members and the development of new programs. Our revenues grew 15.0% in fiscal 2007 over fiscal 2006, and grew 16.5% in fiscal 2006 over fiscal 2005. We also increased our contract value by 17.4% at March 31, 2007 over March 31, 2006, and by 16.7% at March 31, 2006 over March 31, 2005. We define contract value as the aggregate annualized revenue attributed to all membership agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement. Our member renewal rate in each of the past five years has equaled or exceeded 87%.

Memberships in 24 of our programs are renewable at the end of their membership contract term, which is typically one year. Our other eight best practices programs provide installation support. These program memberships help participants accelerate the adoption of best practices profiled in our research studies, and are therefore not individually renewable. As of March 31, 2007, more than 85% of our contract value was generated from renewable programs.

Costs associated with a new program initially increase more rapidly than revenues following introduction of the program because revenues associated with the new program are recognized ratably over the membership year while costs are generally expensed as incurred. Because we offer a standardized set of services, however, our program cost structure is relatively fixed and the incremental cost to serve an additional member is low.

Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, and depreciation expenses. Cost of services represents the costs associated with the production and delivery of our products and services. Member relations and marketing expenses include the costs of acquiring new members and renewing existing members. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new program development and other administrative functions. Included in our operating costs for each year presented are equity-related expenses representing additional payroll taxes for compensation expense as a result of the taxable income employees recognized upon the exercise of common stock options. Share-based compensation expense related to our adoption of FAS 123(R) is included in our operating costs for fiscal 2007. Depreciation expense includes the cost of depreciation of our property and equipment.

RESULTS OF OPERATIONS

The following table shows statement of income data expressed as a percentage of revenues for the periods indicated.

	Fiscal Year Ended March 31,		
	2005	2006	**2007**
Revenues	100.0%	100.0%	**100.0%**
Costs and expenses:			
Cost of services (including equity-related expenses of 0.4%, 0.1% and 2.3%)	41.6	43.0	**47.5**
Member relations and marketing (including equity-related expenses of 0.2%, 0.1% and 1.5%)	20.1	20.4	**21.2**
General and administrative (including equity-related expenses of 0.3%, 0.1% and 2.8%)	11.6	9.8	**12.0**
Depreciation and loss on disposal of fixed assets	1.3	0.9	**1.1**
Total costs and expenses (including equity-related expenses of 0.9%, 0.3% and 6.6%)	74.6	74.1	**81.8**
Income from operations	25.4	25.9	**18.2**
Interest income	2.8	3.5	**3.6**
Income before provision for income taxes	28.2	29.4	**21.8**
Provision for income taxes	(11.7)	(13.9)	**(7.4)**
Net income	16.5%	15.5%	**14.4%**

FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

Revenues

Total revenues increased 16.5% from $141.6 million in fiscal 2005 to $165.0 million in fiscal 2006, and increased 15.0% to $189.8 million in fiscal 2007. The increase in revenues was primarily due to the introduction and expansion of new programs and cross-selling existing programs to existing members. To a lesser degree, our revenue growth was also driven by sales to new member organizations and price increases. We offered 25 membership programs as of March 31, 2005, 29 as of March 31, 2006 and 32 as of March 31, 2007. Our contract value increased 16.7% from $146.1 million at March 31, 2005 to $170.5 million at March 31, 2006, and increased 17.4% to $200.1 million at March 31, 2007. Our average contract value per member increased from $56,819 for fiscal 2005 to $65,707 for fiscal 2006, and increased to $75,167 for fiscal 2007. We define contract value as the aggregate annualized revenue attributed to all membership agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

Cost of services

Cost of services increased 20.5% from $58.9 million in fiscal 2005 to $71.0 million in fiscal 2006, and increased 27.0% to $90.1 million in fiscal 2007. The total dollar increase in cost of services was primarily due to the introduction of new programs as well as to increased staffing and other costs associated with the delivery of program content and tools to our expanded membership base. In addition, beginning April 1, 2006, we adopted FAS 123(R), which addresses the accounting for share-based compensation and, as such, approximately $4.2 million of our cost of services for fiscal 2007 was from share-based compensation expense not recognized within the financial statements for periods prior to April 1, 2006.

As a percentage of revenue, cost of services was 41.6% for fiscal 2005, 43.0% for fiscal 2006, and 47.5% for fiscal 2007. The increases in cost of services as a percentage of revenue were due to an increased investment in web-based tools and applications which require more upfront resources before launch, the strong performance of two of our programs in which we pay a variable licensing fee to a third party, and a change in cost seasonality compared to prior years that resulted from the earlier staffing of new programs in the fourth quarter of fiscal 2007. In addition, following the adoption of FAS 123(R), share-based compensation expense included in cost of services totaled 2.2% of revenue in fiscal 2007, compared to prior periods where share-based compensation expense was not recognized within the financial statements. Cost of services as a percentage of revenue may fluctuate from year to year, therefore the cost of services as a percentage of revenues in the periods presented may not be indicative of future results.

Member relations and marketing

Member relations and marketing expense increased 17.9% from $28.6 million or 20.1% of revenues in fiscal 2005 to $33.7 million, or 20.4% of revenues, in fiscal 2006, and increased 19.4% to $40.2 million, or 21.2% of revenues, in fiscal 2007. The total dollar increase in member relations and marketing expense was primarily due to an increase in sales staff and related costs associated with the introduction of new programs, as well as an increase in member relations personnel and related costs to serve the expanding membership base. In addition, beginning April 1, 2006, we adopted FAS 123(R), which addresses the accounting for share-based compensation. As such, approximately $2.8 million, or 1.5% of revenue, of our member relations and marketing expense for fiscal 2007 was due to share-based compensation expense not recognized within the financial statements for periods prior to April 1, 2006.

General and administrative

General and administrative expense decreased from $16.5 million, or 11.6% of revenues, in fiscal 2005 to $16.1 million, or 9.8% of revenues, in fiscal 2006. The decrease in fiscal 2006 reflects the reduction in compensation taxes paid upon the exercise of employee stock options from $0.5 million in fiscal 2005 to $0.1 million in fiscal 2006, as well as the leveraging of resources across our larger revenue base. General and administrative expense increased to $22.8 million, or 12.0% of revenues, in fiscal 2007. Beginning April 1, 2006, we adopted FAS 123(R), which addresses the accounting for share-based compensation. As such, approximately $5.1 million, or 2.7% of revenue, of our general and administrative expense for fiscal 2007 was due to share-based compensation expense not recognized within the financial statements for periods prior to April 1, 2006. General and administrative expense also includes approximately $0.6 million in 2005 of net charges from Atlantic Media Company (formerly DGB Enterprises, Inc., an entity created in 1997 by our founder to manage his various business interests including his ownership in us) for expenses related to shared space and facilities and certain administrative functions. We believe these charges approximate the expense which would have been incurred had we provided the equivalent services internally. These arrangements ended during fiscal 2005. See note 10 to our financial statements for a detailed description of our prior arrangements with Atlantic Media Company.

Depreciation

Depreciation expense decreased from $1.8 million or 1.3% of revenues in fiscal 2005, to $1.6 million, or 0.9% of revenues in fiscal 2006, and increased to $2.1 million or 1.1% of revenues in fiscal 2007. During fiscal 2005 we completed the build-out of our new headquarters facility and incurred a loss on the disposal of certain office equipment. In fiscal 2007, we incurred increased expenses related to the expansion of our headquarters facility under the terms of our lease agreement. Also in fiscal 2007, we incurred additional amortization expense of capitalized software costs for internal use developed for some of our newer membership programs that include web-based tools.

Interest income

Interest income increased from $4.0 million in fiscal 2005, to $5.8 million in fiscal 2006, and $6.8 million in fiscal 2007. The growth was principally from a higher rate of return on cash, cash equivalents and marketable securities. Cash, cash equivalents and marketable securities increased as a result of cash flows from operating activities.

Provision for income taxes

Our provision for income taxes was $16.5 million, $22.9 million and $14.0 million in fiscal year 2005, 2006 and 2007, respectively. The provision for income taxes for fiscal 2006 includes a one-time noncash income tax charge to earnings associated with our newly effective status as a Qualified High Technology Company ("QHTC") described below. Our effective tax rate in fiscal 2005, 2006 and 2007 was 41.5%, 47.1% and 33.9%, respectively.

In February 2006, we received notification from the Office of Tax and Revenue of the District of Columbia that we had been certified, effective January 1, 2004, as a Qualified High Technology Company under the New E-Conomy Transformation Act of 2000 ("the Act"), as amended. This certification had the effect of reducing our Washington, D.C. statutory income tax rate to 0.0% through calendar year 2008, and 6.0% thereafter, compared to 9.975% per year without the qualification. As a result, we recorded a one-time noncash charge to write down our Washington, D.C. net operating loss carryforward deferred tax asset. Excluding the one-time noncash charge our income tax rate for fiscal 2006 was 33.4%. In addition, our income tax rate for fiscal 2007 of 33.9% reflects the Washington D.C. statutory tax rate of 0.0% as well as the effects of other Washington D.C. income tax credits and benefits, in addition to the effects of the adoption of FAS 123(R).

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

The combination of revenue growth, profitable operations, and payment for memberships in advance of accrual revenue typically results in operating activities generating net positive cash flows on an annual basis. Net cash flows provided by operating activities were $44.2 million in fiscal 2005, $51.2 million in fiscal 2006 and $50.2 million in fiscal 2007. Effective April 1, 2006, we adopted FAS 123(R) using the modified prospective transition method. Pursuant to FAS 123(R), benefits of tax deductions in excess of recognized book compensation expense is reported as a financing cash inflow in the consolidated statement of cash flows in fiscal 2007. Prior to the adoption of FAS 123(R), we reported these tax benefits as an operating cash flow. As a result, approximately $6.9 million of tax benefits associated with the exercise of employee stock options were recorded as cash from financing activities in fiscal 2007, whereas prior period results have not been restated.

We had approximately $159.4 million in cash and cash equivalents and marketable securities at March 31, 2007. We expect that these funds and expected net positive cash flows from operations will satisfy working capital and capital expenditure requirements, as well as financing activities for at least the next 12 months.

Cash flows from investing activities

We used net cash flows in investing activities in fiscal 2005 of $35.4 million, consisting of purchases of marketable securities of $51.9 million and purchases of property and equipment primarily related to the build-out of our new headquarters facility of $4.1 million, offset by $20.7 million in proceeds on the redemption of marketable securities. We used net cash flows in investing activities in fiscal 2006 of $30.5 million, consisting of purchases of marketable securities of $31.9 million, purchases of property and equipment of $0.9 million, capitalized software development costs of $1.3 million, and $3.8 million paid for the acquisition of OptiLink, offset by $7.4 million in proceeds on the redemption of marketable securities. In fiscal 2007 we used net cash flows in investing activities of $9.1 million, consisting of the purchases of property and equipment related primarily to the scheduled expansion of our headquarters facility of $3.7 million, capitalized development costs related to our newer research programs that include web-based tools of $6.5 million, and our final payment made for the acquisition of OptiLink of $0.9 million, offset by $2.0 million in net proceeds on the redemption of marketable securities.

Cash flows from financing activities

We used net cash flows in financing activities of $22.4 million, $27.0 million and $49.6 million in fiscal 2005, 2006 and 2007, respectively. In fiscal 2005, 2006 and 2007, we received approximately $21.8 million, $5.5 million and $9.9 million, respectively, from the exercise of stock options in conjunction with sales of our common stock by our employees. Also in fiscal 2005, 2006 and 2007, we received approximately $0.3 million, $0.4 million and $0.4 million, respectively, in proceeds from the issuance of common stock under our employee stock purchase plan. We repurchased 1,303,364, 670,758 and 1,274,770 shares of our common stock at a total cost of approximately $44.5 million, $32.5 million and $66.9 million in fiscal 2005, 2006 and 2007, respectively.

Our headquarters are located in approximately 133,000 square feet of office space in Washington, D.C. The facilities accommodate research, delivery, marketing and sales, information technology, administration, graphic services and operations personnel. We lease our office facilities, and the lease expires in June 2019. The terms of the lease contain provisions for rental escalation and we are required to pay our portion of executory costs such as taxes and insurance. We are also obligated to take additional expansion space in the building pursuant to the lease. We also lease a small office of approximately 12,500 square feet in Portland, Oregon. This lease expires in June 2008. We believe that our facilities are adequate for our current needs and that additional facilities are available for lease to meet any future needs.

On November 7, 2006, the Company entered into a $20 million revolving credit facility (the Credit Facility) with a commercial bank that can be used for working capital, share repurchases or other general corporate purposes. Borrowings on the Credit Facility, if any, will be collateralized by certain of the Company's marketable securities and will bear interest at an amount based on the published LIBOR rate. The Company is also required to maintain an interest coverage ratio for each of its fiscal years of not less than three to one. The Credit Facility renews automatically each year until 2011, and can be increased at the request of the Company by up to an additional $10 million per year up to $50 million in the aggregate. There have been no borrowings under the Credit Facility.

The following summarizes certain of our contractual obligations at March 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. These obligations relate primarily to our headquarters office lease and are more fully described in note 12 to the consolidated financial statements.

	Payments due by Period				
(In thousands)	Total	<1 Year	1–3 Years	4–5 Years	>5 Years
Non-cancelable operating leases	$51,124	$4,236	$13,333	$8,603	$24,952

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2007, we have no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

SHARE REPURCHASE

In January 2004, we announced that our Board of Directors authorized a share repurchase of up to $50 million of our common stock. The authorized amount was increased by our Board to $100 million in October 2004, was increased again to $150 million in February 2006, and was increased again to $200 million in January 2007. Repurchases will be made from time to time in open market and privately negotiated transactions subject to market conditions. No minimum number of shares has been fixed. We fund our share repurchases with cash on hand and cash generated from operations.

EXERCISE OF STOCK OPTIONS

Options granted to certain of our option holders under our 1997, 2001 and 2005 stock-based incentive compensation plans were exercised to acquire shares at various times in fiscal 2005, 2006 and 2007. Upon the exercise of these options we received a total of approximately $21.8 million, $5.5 million and $9.9 million in fiscal 2005, 2006 and 2007, respectively, in cash in payment of option exercise prices.

We recognized approximately $1.3 million, $277,000 and $355,000 in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that employees recognized upon the exercise of non-qualified common stock options in fiscal 2005, 2006 and 2007, respectively. We also incurred additional compensation deductions for tax reporting purposes, but not for financial reporting purposes, that increased the deferred tax asset to reflect allowable tax deductions. These tax deductions will be realized in the determination of our income tax liability and therefore reduce our future income tax payments. In connection with these transactions, our deferred tax asset increased by approximately $30.9 million, $4.1 million, and $6.9 million in fiscal 2005, 2006 and 2007, respectively. Although the provision for income taxes for financial reporting purposes did not change, our actual cash payments will be reduced as the deferred tax asset is utilized.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. However, certain of our accounting policies are particularly important to the presentation of our financial position and results of operations and may require the application of significant judgment by our management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members and information available from other outside sources, as appropriate. For a more detailed discussion on the application of these and other accounting policies, see Note 3 to our consolidated financial statements. Our critical accounting policies include:

Revenue recognition

Revenues from renewable research memberships and best practices installation support memberships are recognized over the term of the related subscription agreement, which is generally 12 months. Fees are generally billable when a letter of agreement is signed by the member, and program agreement fees receivable and related deferred revenue are recorded upon the commencement of the agreement or collection of fees if earlier. Certain fees are billed on an installment basis. Members whose membership agreements are subject to the service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period.

For new programs that incorporate more robust decision support tools, all program revenue is deferred until the tool is generally available for release to our membership, and then recognized ratably over the remainder of the contract term of each agreement. In addition, one of our programs includes software tools together with implementation services, technical support and related membership services. Revenue for these arrangements is recorded pursuant to the American Institute of Certified Public Accountants' Statement of Position 97-2, *Software Revenue Recognition*, as amended. We recognize revenue under these arrangements when persuasive evidence of an arrangement exists, delivery of the software and performance of the services has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. We separate the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized as the implementation services are performed. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered.

Allowance for uncollectible revenue

We record an allowance for uncollectible revenue as a reduction of revenue based on our ongoing assessment of our members' credit and the aging of receivables. As part of our assessment, we examine our collections history, the age of accounts receivable in question, any specific customer collection issues that we have identified, general market conditions and current economic trends.

Goodwill and other intangible assets

Our acquisition of OptiLink in fiscal 2005 resulted in goodwill recorded for the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Other intangible assets consist of the costs of developing software for external use, and certain intangibles acquired from our purchase of OptiLink. Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* Intangible assets that are not considered to have an indefinite useful life are amortized over their useful lives using the straight-line method.

Recovery of long-lived assets

Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is identified by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual dispositions. Impairment is measured and recorded on the basis of fair value. Fair value is generally determined using estimates of discounted cash flows. Expected cash flows and estimated future operating results, trends, and other available information are considered in assessing whether the carrying value of assets is impaired. We believe that no such impairment existed as of March 31, 2006 and 2007.

Deferred incentives and other charges

Direct incentive compensation related to the negotiation of new and renewal memberships and other direct and incremental costs are deferred and amortized over the term of the related memberships.

Deferred tax asset recoverability

We have deferred income taxes consisting primarily of net operating loss carryforwards for regular federal and state income tax purposes generated from the exercise of common stock options. In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109") generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. We believe that our future taxable income will be sufficient for the full realization of the deferred income taxes. However, SFAS No. 109 does not consider the effect of future changes in existing tax laws or rates in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted. We have established our deferred income tax assets and liabilities using currently enacted tax laws and rates, including the estimated effects of the QHTC status on our Washington, D.C. deferred tax assets. We will recognize an adjustment to income for the impact of new tax laws or rates on the existing deferred tax assets and liabilities when and if new tax laws or rates are enacted.

Share-based compensation

We account for share-based compensation in accordance with FAS 123(R) using the modified prospective transition method. Under the fair value recognition provisions of FAS 123(R), share-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized on a straight line basis as expense in the consolidated statements of income over the vesting periods of the awards, net of an estimated forfeiture rate. In accordance with the modified prospective transition method, compensation cost recognized by us beginning April 1, 2006 includes: (a) compensation cost for all share-based payments granted on or after April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), adjusted for estimated forfeitures, and (b) compensation cost for all share-based payments granted prior to, but that were unvested as of April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123. Results for prior periods have not been restated. We previously recorded share-based compensation expense in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), which allowed us to record share-based compensation expense based on the intrinsic value of the share-based award at the date of grant.

Under FAS 123(R), the Company calculates the grant date fair value of share-based awards using a Black-Scholes valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares and forfeiture rates of the awards. Prior to adopting FAS 123(R), the Company recognized forfeitures only as they occurred. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain.

As mandated by FAS 123(R), beginning on April 1, 2007, we also report the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in the consolidated statement of cash flows. Prior to the adoption of FAS 123(R), we reported these tax benefits as an operating cash flow. Results for prior periods have not been restated.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 3 to the consolidated financial statements for a full description of recent accounting pronouncements, including the expected dates of adoption, which is incorporated herein by reference.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents include investments in highly liquid U.S. Treasury obligations with maturities of less than three months. At March 31, 2007, our marketable securities consist of $9.3 million in tax-exempt notes and bonds issued by the District of Columbia, $31.8 million in tax-exempt notes and bonds issued by various states, and $105.1 million in U.S. government agency securities. The average maturity on all our marketable securities as of March 31, 2007 was approximately 4.0 years. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. Due to the nature of our investments we have not prepared quantitative disclosure for interest rate sensitivity in accordance with Item 305 of Regulation S-K as we believe the effect of interest rate fluctuations would not be material.

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advisory Board Company and subsidiaries at March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* on April 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Advisory Board Company and subsidiaries internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
May 29, 2007

Consolidated Balance Sheets

The Advisory Board Company and Subsidiaries

(In thousands, except share amounts)	March 31, 2006	March 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 21,678	**$ 13,195**
Marketable securities	8,484	**12,718**
Membership fees receivable, net	36,822	**57,671**
Prepaid expenses and other current assets	2,876	**3,123**
Deferred income taxes	19,495	**21,673**
Total current assets	89,355	**108,380**
Property and equipment, net	9,675	**17,421**
Intangible assets, net	780	**1,011**
Goodwill	5,426	**5,426**
Deferred incentive compensation and other charges	11,652	**13,857**
Deferred income taxes, net of current portion	15,633	**6,629**
Marketable securities	138,338	**133,450**
Total assets	$270,859	**$ 286,174**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Deferred revenues	$ 99,269	**$ 116,994**
Accounts payable and accrued liabilities	15,445	**18,721**
Accrued incentive compensation	8,344	**10,608**
Total current liabilities	123,058	**146,323**
Other long-term liabilities	636	**1,387**
Total liabilities	123,694	**147,710**
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued and outstanding	—	**—**
Common stock, $0.01 par value; 90,000,000 shares authorized, 20,255,704 and 20,825,938 shares issued at March 31, 2006 and 2007, respectively, and 18,932,262 and 18,227,726 shares outstanding at March 31, 2006 and 2007, respectively	203	**208**
Additional paid-in capital	152,081	**181,380**
Retained earnings	53,567	**80,962**
Accumulated elements of other comprehensive losses	(2,618)	**(1,156)**
Treasury stock, 1,323,442 and 2,598,212 shares at March 31, 2006 and 2007, respectively	(56,068)	**(122,930)**
Total stockholders' equity	147,165	**138,464**
Total liabilities and stockholders' equity	$270,859	**$ 286,174**

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income

The Advisory Board Company and Subsidiaries

(In thousands, except per share amounts)	Year Ended March 31, 2005	2006	**2007**
Revenues:	$141,649	$165,049	**$189,843**
Costs and expenses:			
Cost of services[1]	58,904	70,959	**90,129**
Member relations and marketing[1]	28,563	33,667	**40,204**
General and administrative[1]	16,452	16,135	**22,815**
Depreciation	1,820	1,550	**2,070**
Total costs and expenses	105,739	122,311	**155,218**
Income from operations	35,910	42,738	**34,625**
Interest income	3,971	5,770	**6,819**
Income before provision for income taxes	39,881	48,508	**41,444**
Provision for income taxes	(16,534)	(22,866)	**(14,049)**
Net income	$ 23,347	$ 25,642	**$ 27,395**
Earnings per share:			
Net income per share—basic	$ 1.32	$ 1.35	**$ 1.46**
Net income per share—diluted	$ 1.22	$ 1.29	**$ 1.41**
Basic weighted average number of shares outstanding	17,738	18,979	**18,714**
Diluted weighted average number of shares outstanding	19,161	19,902	**19,448**

(1) The following table summarizes the share-based compensation recognized in accordance with Statement of Financial Accounting Standards 123(R) included in the consolidated statements of income above:

	2005	2006	2007
Cost of services	*$ —*	*$ —*	***$ 4,167***
Member relations and marketing	*$ —*	*$ —*	***$ 2,753***
General and Administrative	*$ —*	*$ —*	***$ 5,080***

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity

The Advisory Board Company and Subsidiaries

(In thousands, except share amounts)	Common Shares Stock	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income	Treasury Stock	Total	Annual Comprehensive Income
Balance at March 31, 2004	17,974,206	183	88,885	37,694	1,031	(12,170)	115,623	$19,199
Exercise of stock options	2,585,103	26	21,976	—	—	—	22,002	$ —
Tax benefit on exercise of options	—	—	30,903	—	—	—	30,903	—
Issuance of common stock under employee stock purchase plan	9,184	—	276	—	—	—	276	—
Purchase of treasury stock	(1,303,364)	—	—	—	—	(44,533)	(44,533)	—
Retirement of treasury stock	—	(10)	—	(33,116)	—	33,126	—	—
Net unrealized losses on available-for-sale marketable securities, net of income taxes	—	—	—	—	(2,304)	—	(2,304)	(2,304)
Net income	—	—	—	23,347	—	—	23,347	23,347
Balance at March 31, 2005	19,265,129	199	142,040	27,925	(1,273)	(23,577)	145,314	$21,043
Exercise of stock options	328,217	4	5,524	—	—	—	5,528	$ —
Tax benefit on exercise of options	—	—	4,130	—	—	—	4,130	—
Issuance of common stock under employee stock purchase plan	9,674	—	382	—	—	—	382	—
Compensation expense associated with grant of restricted stock units	—	—	5	—	—	—	5	—
Purchase of treasury stock	(670,758)	—	—	—	—	(32,491)	(32,491)	—
Net unrealized losses on available-for-sale marketable securities, net of income taxes	—	—	—	—	(1,345)	—	(1,345)	(1,345)
Net income	—	—	—	25,642	—	—	25,642	25,642
Balance at March 31, 2006	18,932,262	203	152,081	53,567	(2,618)	(56,068)	147,165	$24,297
Exercise of stock options	560,071	5	9,920	—	—	—	9,925	$ —
Tax benefit on exercise of options	—	—	6,937	—	—	—	6,937	—
Issuance of common stock under employee stock purchase plan	10,163	—	442	—	—	—	442	—
Share-based compensation	—	—	12,000	—	—	—	12,000	—
Purchase of treasury stock	(1,274,770)	—	—	—	—	(66,862)	(66,862)	—
Net unrealized gains on available-for-sale marketable securities, net of income taxes	—	—	—	—	1,462	—	(1,462)	1,462
Net income	—	—	—	27,395	—	—	27,395	27,395
Balance at March 31, 2007	**18,227,726**	**$208**	**$181,380**	**$80,962**	**$(1,156)**	**$(122,930)**	**$138,464**	**$28,857**

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Advisory Board Company and Subsidiaries

	Year Ended March 31,		
(In thousands)	2005	2006	**2007**
Cash flows from operating activities:			
Net income	$ 23,347	$ 25,642	**$ 27,395**
Adjustments to reconcile net income to net cash flows provided by operating activities—			
Depreciation	1,820	1,550	**2,070**
Amortization of intangible assets	—	128	**200**
Deferred income taxes	16,867	22,299	**12,938**
Excess tax benefits from share-based compensation	—	—	**(6,937)**
Share-based compensation expense	—	—	**12,000**
Amortization of marketable securities premiums	724	810	**938**
Changes in operating assets and liabilities:			
Membership fees receivable	(5,923)	(16,360)	**(20,849)**
Prepaid expenses and other current assets	(351)	(392)	**(50)**
Deferred incentive compensation and other charges	(2,438)	(5,573)	**(2,402)**
Deferred revenues	8,793	17,919	**17,725**
Accounts payable and accrued liabilities	268	5,181	**4,174**
Accrued incentive compensation	116	524	**2,264**
Other liabilities	1,010	(479)	**751**
Net cash flows provided by operating activities	44,233	51,249	**50,217**
Cash flows from investing activities:			
Purchases of property and equipment	(4,142)	(2,116)	**(9,816)**
Capitalized software development costs	—	(57)	**(431)**
Redemption of marketable securities	20,713	7,400	**20,000**
Cash paid for acquisition, net of cash acquired	—	(3,831)	**(895)**
Purchases of marketable securities	(51,940)	(31,882)	**(18,000)**
Net cash flows used in investing activities	(35,369)	(30,486)	**(9,142)**
Cash flows from financing activities:			
Proceeds on issuance of stock from exercise of options	21,846	5,528	**9,925**
Excess tax benefits from share-based compensation	—	—	**6,937**
Reimbursement of offering costs	188	—	**—**
Payment of offering costs and other distributions	(163)	—	**—**
Repayment of debt assumed in acquisition	—	(371)	**—**
Issuance of common stock under employee stock purchase plan	276	382	**442**
Purchase of treasury shares	(44,533)	(32,491)	**(66,862)**
Net cash flows used in financing activities	(22,386)	(26,952)	**(49,558)**
Net decrease in cash and cash equivalents	(13,522)	(6,189)	**(8,483)**
Cash and cash equivalents, beginning of year	41,389	27,867	**21,678**
Cash and cash equivalents, end of year	$ 27,867	$ 21,678	**$ 13,195**
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$ 33	$ 104	**$ 762**

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

The Advisory Board Company and Subsidiaries

1. BUSINESS DESCRIPTION

The Advisory Board Company (the Company) provides best practices research, decision support tools and analysis to the health care industry, focusing on business strategy, operations and general management issues. Best practices research and analysis identifies, analyzes and describes specific management initiatives, processes and strategies that produce the best results in solving common business problems or challenges.

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Reclassifications

Certain amounts in the prior period have been reclassified to conform with the current year's presentation. For the March 31, 2006 consolidated balance sheet and statement of cash flow, the Company reclassified capitalized software developed for internal use from Intangible assets, net to Property and equipment, net.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents and marketable securities

Included in cash equivalents are marketable securities that mature within three months of purchase. Investments with maturities of more than three months are classified as marketable securities. As of March 31, 2006 and 2007, the Company's marketable securities consisted of U.S. government agency obligations and various state tax-exempt notes and bonds. The Company's marketable securities, which are classified as available-for-sale, are carried at fair market value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of other comprehensive income, net of tax. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. Current marketable securities have maturity dates within twelve months of the balance sheet date. The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

Property and equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, and capitalized internal software development costs. Property and equipment is stated at cost, less accumulated depreciation and amortization. Internal software development costs are accounted for in accordance with AICPA Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and EITF 00-2, *Accounting for Web Site Development Costs.* Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Capitalized software and Web site development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Other intangible assets consists of the costs of developing software for external use, and other acquired intangibles (see Note 9). Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* Intangible assets that are not considered to have an indefinite useful life are amortized over their five-year useful lives using the straight-line method. As of March 31, 2006 and 2007, intangible assets included approximately $0.8 million and $1.2 million of software development costs, respectively, and approximately $0.1 million and $0.1 million representing the value of customer contracts acquired. Accumulated amortization at March 31, 2006 and 2007 was approximately $0.1 million and $0.3 million, respectively.

Recovery of long-lived assets

Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is identified by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual dispositions. Impairment is measured and recorded on the basis of fair value. Fair value is generally determined using estimates of discounted cash flows. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. The Company believes that no such impairment existed as of March 31, 2006 and 2007.

Revenue recognition

Revenues from renewable research memberships and best practices installation support memberships are recognized over the term of the related subscription agreement, which is generally 12 months. Fees are generally billable when a letter of agreement is signed by the member, and the program agreement fees receivable and related deferred revenue are recorded upon the commencement of the agreement or collection of fees if earlier. Certain fees are billed on an installment basis. Members whose membership agreements include the service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period.

For new programs that incorporate more robust decision support tools, all program revenue is deferred until the tool is generally available for release to our membership and then recognized ratably over the remainder of the contract term of each agreement. In addition, one of the Company's programs includes software tools together with implementation services, technical support and related membership services. Revenue for these arrangements is recorded pursuant to the American Institute of Certified Public Accountants' Statement of Position 97-2, *Software Revenue Recognition*, as amended. The Company recognizes revenue under these arrangements when persuasive evidence of an arrangement exists, delivery of the software and performance of the services has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. The Company separates the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized as the implementation services are performed. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered.

Allowance for uncollectible revenue

The Company's ability to collect outstanding receivables from its members has an effect on the Company's operating performance and cash flows. The Company records an allowance for uncollectible revenue as a reduction of revenue based on its ongoing monitoring of members' credit and the aging of receivables. In determining the allowance for uncollectible revenue, the Company examines its collections history, the age of accounts receivable in question, any specific customer collection issues that have been identified, general market conditions and current economic trends.

Deferred incentives and other charges

Direct incentive compensation related to the negotiation of new and renewal memberships and other direct and incremental costs are deferred and amortized over the term of the related memberships.

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares increased by the dilutive effects of potential common shares outstanding during the period. The number of potential common shares outstanding is determined in accordance with the treasury stock method, using the Company's prevailing tax rates. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended March 31,		
	2005	2006	**2007**
Basic weighted average common shares outstanding	17,738	18,979	**18,714**
Dilutive impact of stock options	1,423	923	**719**
Dilutive impact of restricted stock units	—	—	**15**
Diluted weighted average common shares outstanding	19,161	19,902	**19,448**

Concentrations of risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and membership fees receivable. The Company maintains cash and cash equivalents and marketable securities with financial institutions. Marketable securities consist of U.S. government agency obligations and municipal obligations. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. Any unrealized losses on marketable securities are determined not to be other-than-temporary, because the Company has the ability and intent to hold the securities to maturity and not realize losses on them. The credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company's membership base, and the Company establishes allowances for potential credit losses.

Some of the Company's revenues are generated from customers located outside the United States. For each of the years ended March 31, 2005, 2006 and 2007, the Company generated less than 2% of revenues from customers outside the United States. No one customer accounted for more than 2% of revenues for any period presented.

Income taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Fair value of financial instruments

The fair value of current assets and current liabilities approximates their carrying value due to their short maturity.

Segment reporting

Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information*, requires a business enterprise, based upon a management approach, to disclose financial and descriptive information about its operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Under this definition, the Company operated as a single segment for all periods presented.

Research and development costs

Costs related to the research and development of new programs are expensed when incurred. Research and development costs were immaterial for the fiscal years ended March 31, 2005, 2006 and 2007.

Preferred stock

The Company has 5,000,000 shares of preferred stock authorized with a par value of $0.01 per share. No shares were issued and outstanding at March 31, 2006 and 2007.

Share-based compensation

The Company has several share-based compensation plans which are described more fully in Note 11. These plans provide for the granting of stock options and restricted stock units to employees and non-employee members of our Board of Directors. The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("FAS 123(R)"), on April 1, 2006 using the modified prospective transition method. Under FAS 123(R), share-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized on a straight line basis as expense over the vesting periods of the awards, net of an estimated forfeiture rate. In accordance with the modified prospective transition method, compensation cost recognized by the Company beginning April 1, 2006 includes: (a) compensation cost for all share-based payments granted on or after April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R) adjusted for estimated forfeitures, and (b) compensation cost for all share-based payments granted prior to, but that were unvested as of, April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123. The Company previously recorded share-based compensation expense in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), which allowed the Company to record share-based compensation cost based on the intrinsic value of the share-based award at the date of grant.

Under FAS 123(R), the Company calculates the grant date fair value of share-based awards using a Black-Scholes valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares and forfeiture rates of the awards. Prior to adopting FAS 123(R), the Company recognized forfeitures only as they occurred. The Company bases its fair value estimates on assumptions resulting from operating history that it believes to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates.

Under FAS 123(R), the Company also reports the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in the 2007 consolidated statement of cash flows. Prior to the adoption of FAS 123(R), the Company reported these tax benefits as an increase to cash flow from operating activities. The Company's policy for recording excess tax benefits is based on the ordering provision of the tax law.

Use of estimates in preparation of consolidated financial statements

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require the Company to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's financial statements will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109* ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will be required to adopt FIN 48 as of April 1, 2007. The Company is currently evaluating the impact of FIN 48 and has not yet determined the effect, if any, the adoption of FIN 48 will have on the Company's financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). This Statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. The Company will be required to adopt FAS 157 as of April 1, 2008. The Company is currently evaluating the impact of FAS 157 and has not yet determined the effect, if any, the adoption of FAS 157 will have on the Company's financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("FAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company will be required to adopt FAS 159 as of April 1, 2008. The Company is currently evaluating the impact of FAS 159 and has not yet determined the effect, if any, the adoption of FAS 159 will have on the Company's financial position or results of operations.

4. MARKETABLE SECURITIES

The aggregate value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of March 31, 2007			
	Fair Value	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**
U.S. government agency obligations	**$105,108**	**$106,699**	**$ —**	**$(1,591)**
Washington, D.C. tax exempt obligations	**9,302**	**9,204**	**100**	**(2)**
Tax exempt obligations of other states	**31,758**	**32,046**	**9**	**(297)**
	$146,168	**$147,949**	**$109**	**$(1,890)**

	As of March 31, 2006			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$ 105,793	$ 109,001	$ —	$ (3,208)
Washington, D.C. tax exempt obligations	9,415	9,416	70	(71)
Tax exempt obligations of other states	31,614	32,470	—	(856)
	$ 146,822	$ 150,887	$ 70	$ (4,135)

The following table summarizes marketable securities maturities (in thousands):

	As of March 31, 2007	
	Fair Market Value	**Amortized Cost**
Matures in less than 1 year	**$ 12,718**	**$ 12,808**
Matures after 1 year through 5 years	**86,871**	**88,252**
Matures after 5 years through 10 years	**46,579**	**46,889**
	$146,168	**$147,949**

The average maturity on all marketable securities held by the Company as of March 31, 2007 was approximately 4.0 years. Net unrealized losses on the Company's investments of $1.8 million as indicated above were caused by market interest rate increases. Of this amount, $0.1 million related to investments that mature before March 31, 2008. The Company purchased certain of its investments at a premium or discount to their relative fair values, and the contractual cash flows of these investments are guaranteed by an agency of the U.S. government or otherwise fully insured. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at March 31, 2007. As of March 31, 2007, the amount of net unrealized losses that are greater than one year are immaterial. The Company has reflected the net unrealized gains and losses, net of tax, as an element of other comprehensive income in the consolidated balance sheets.

5. MEMBERSHIP FEES RECEIVABLE

Membership fees receivable consist of the following (in thousands):

	As of March 31,	
	2006	**2007**
Billed fees receivable	$ 20,241	**$25,903**
Unbilled fees receivable	18,531	**34,106**
	38,772	**60,009**
Allowance for uncollectible revenue	(1,950)	**(2,338)**
Membership fees receivable, net	$ 36,822	**$57,671**

Billed fees receivable represent invoiced membership fees. Unbilled fees receivable represent fees due to be billed to members who have elected to pay on an installment basis.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	As of March 31,	
	2006	**2007**
Leasehold improvements	$ 7,300	**$ 9,436**
Furniture, fixtures and equipment	10,545	**13,262**
Software and web development costs	5,500	**10,464**
	23,345	**33,162**
Accumulated depreciation and amortization	(13,670)	**(15,741)**
Property and equipment, net	$ 9,675	**$ 17,421**

7. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2005	2006	**2007**
Current	$14,374	$18,303	**$18,820**
Deferred	2,160	4,563	**(4,771)**
Provision for income taxes	$16,534	$22,866	**$14,049**

The provision for income taxes differs from the amount of income taxes determined by applying the applicable income tax statutory rates to income before provision for income taxes as follows:

	Year Ended March 31,		
	2005	2006	**2007**
Statutory U.S. federal income tax rate	35.0%	35.0%	**35.0%**
State income tax, net of U.S. federal income tax benefit	6.5	0.0	**0.7**
Tax-exempt interest income	(1.5)	(1.2)	**(1.6)**
Write-down of deferred tax asset, net, related to a change in Washington D.C. tax status	—	13.7	**—**
Other permanent differences, net	1.5	(0.4)	**(0.2)**
Effective tax rate	41.5%	47.1%	**33.9%**

Deferred income taxes are provided for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. The tax effect of these temporary differences is presented below (in thousands):

	As of March 31,	
	2006	**2007**
Deferred income tax assets (liabilities):		
Net operating loss carryforwards	$30,282	**$18,980**
Tax credit carryforwards	2,569	**4,554**
Deferred compensation accrued for financial reporting purposes	2,920	**3,724**
Share-based compensation	—	**3,634**
Reserve for uncollectible revenue	683	**821**
Unrealized losses on available-for-sale securities	1,454	**625**
Other	298	**490**
Total deferred tax assets	38,206	**32,828**
Capitalized software development costs	(459)	**(2,149)**
Deferred incentive compensation and other deferred charges	(1,058)	**(1,371)**
Depreciation	(1,154)	**(656)**
Other	(407)	**(350)**
Total deferred tax liabilities	(3,078)	**(4,526)**
Net deferred income tax assets	$35,128	**$28,302**

The Company has deferred income tax assets, consisting primarily of net operating loss (NOL) carryforwards for regular Federal and state income tax purposes generated from the exercise of common stock options. In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS No. 109), generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. The Company believes that its estimated future taxable income will be sufficient for the full realization of its deferred income tax assets. However, SFAS No. 109 does not consider the effect of future changes in existing laws or rates in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted. The Company has established its deferred income tax assets and liabilities using currently enacted tax laws and rates that will be in effect when the differences are expected to reverse. The Company will recognize into income an adjustment for the impact of new tax laws or rates on the existing deferred tax assets and liabilities if the estimates change or when new tax laws or rates are enacted.

The Company has federal net operating loss carryforwards in the amount of approximately $53.3 million and state net operating loss carryforwards of approximately $66.5 million at March 31, 2007. The net operating losses expire between 2022 and 2026. The Company utilized tax benefits from the exercise of stock options that were recorded in the consolidated statements of stockholders' equity to offset the current tax provision that was recorded in the consolidated statements of income which resulted in no current tax liability for the years ended March 31, 2007, 2006 and 2005.

Washington, D.C. income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the Office of Tax and Revenue) has adopted regulations that modify the income and franchise tax, sales and use tax, and personal property tax regulations for Qualified High Technology Companies (QHTC) doing business in the District of Columbia.

In February 2006, the Company received notification from the Office of Tax and Revenue that our certification as a QHTC under the Act had been accepted effective as of January 1, 2004. As a QHTC, the Company's Washington, D.C. statutory income tax rate will be 0.0% through 2008 and 6.0% thereafter, versus 9.975% prior to this qualification. Under the Act, the Company is also eligible for certain Washington, D.C. income tax credits and other benefits. Accordingly, the Company's annual effective income tax rate was 33.4% for fiscal 2006, which excludes a one-time noncash income tax charge of $6.7 million consisting of a reduction in the value of the Company's deferred tax assets and liabilities to reflect the lower Washington, D.C. income tax rate, offset by the recognition of certain Washington, D.C. income tax credits earned in fiscal 2006 as provided in the Act.

8. COMPREHENSIVE INCOME

Comprehensive income is defined as net income plus the net-of-tax impact of foreign currency translation adjustments, minimum pension liability adjustments, and net unrealized gains and losses on certain investments in marketable securities. Comprehensive income for the years ended March 31, 2005, 2006 and 2007 was $21.0 million, $24.3 million and $28.9 million, respectively. The accumulated elements of other comprehensive income, net of tax, included within stockholders' equity on the consolidated balance sheets are comprised solely of net unrealized gains and losses on marketable securities net of applicable income taxes.

9. OPTILINK ACQUISITION

On July 1, 2005, the Company acquired approximately 95% of the outstanding common stock of Quality Team Associates, Inc., dba OptiLink Healthcare Management Systems, an Oregon corporation ("OptiLink"). On August 30, 2005 the Company purchased the remaining 5% of outstanding common stock from the minority shareholders (these transactions are collectively referred to as the "Acquisition"). The Company has included the financial results of OptiLink in its consolidated financial statements beginning July 1, 2005 (the "Acquisition Date"), the date the Company acquired a majority interest. The combined results of operations of OptiLink as though it had been combined as of the beginning of each of the periods presented was not materially different than the Company's reported results of operations, including revenue, net income or cash flows, for the twelve months ended March 31, 2006. The minority interest in the earnings of OptiLink from the period July 1, 2005 to August 30, 2005 was nominal.

OptiLink is engaged in the development, sale and support of patient classification and staffing computer software used in the health care industry. The Company believes that the acquisition of OptiLink is consistent with its long-term strategic direction and allows it to better serve its current and future members.

The Acquisition has been accounted for as a business combination. Assets acquired and liabilities assumed were recorded at their fair values as of July 1, 2005. Acquisition related transaction costs include legal, accounting and other professional fees directly related to the Acquisition. The total purchase price, including amounts the Company paid to retire debt assumed in the Acquisition is comprised of the following (in thousands).

Cash paid to founders	$4,482
Cash paid to minority shareholders	265
Acquisition related transaction costs	170
Cash paid to repay acquired debt	371
Total	$5,288

Purchase price allocation

Under business combination accounting, the total purchase price was allocated to OptiLink's net tangible and identifiable intangible assets based on their estimated fair values as of July 1, 2005. The excess of the purchase price over the net tangible and identifiable intangible assets has been recorded as goodwill. The total purchase price was allocated as set forth below (in thousands).

Cash	$ 191
Accounts receivable	126
Other current assets	17
Fixed assets	85
Identifiable intangible assets	852
Goodwill	5,426
Accounts payable and accrued liabilities	(541)
Deferred revenues	(147)
Long-term debt assumed	(371)
Deferred taxes, net	(350)
Total purchase price	$5,288

Total purchase price included deferred payments of $895,000, which were made in fiscal 2007.

Intangible assets

In performing its purchase price allocation, the Company considered, among other factors, its intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of OptiLink's products. The Company's fair value of identifiable intangible assets was based, in part, on a valuation completed by an independent investment banking firm using an income and replacement cost approach, and estimates and assumptions provided by management. The identified intangible assets consisted of developed technology and customer contracts and have estimated lives of five years. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was recorded as goodwill.

10. TRANSACTIONS WITH AFFILIATES

Lease and sublease agreements

In fiscal 2000 the Company assigned its office lease to Atlantic Media Company (formerly DGB Enterprises, Inc., an entity created in 1997 by the Company's founder to manage his various business interests including his ownership in the Company), and subsequently entered into a sublease agreement with Atlantic Media Company on terms consistent with the original agreement. The lease agreement expired in May 2004. The Company incurred rent expense under this arrangement of $0.6 million in fiscal 2005.

Administrative services

In July 2001, the Company entered into an administrative services agreement whereby Atlantic Media Company provided the Company with certain services related to the facilities associated with the Company's shared leased space, and the Company provided Atlantic Media Company with certain administrative services. Fees for the services were based on direct costs per transaction, square footage, headcount or a fixed cost per month that approximated the cost for each entity to internally provide or externally source these services. The Company believes these charges approximated the costs which would have been incurred had the Company operated on a stand-alone basis. The Company incurred net charges under the agreement of $0.6 million in fiscal 2005. Services under this arrangement generally ended in connection with the Company's move to its current headquarters facility in June 2004.

11. SHARE-BASED COMPENSATION

Effective April 1, 2006, the Company adopted FAS 123(R) using the modified prospective transition method, and therefore, has not restated results for prior periods. Under this transition method, share-based compensation expense for the year ended March 31, 2007 includes compensation expense for all share-based compensation awards granted prior to, but not vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). Share-based compensation expense for all share-based compensation awards granted on or after April 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R), adjusted for estimated forfeitures. The Company previously recorded share-based compensation expense in accordance with the provisions of APB 25, which allowed the Company to record share-based compensation expense based on the intrinsic value of the share-based award at the date of grant.

Under the principal share-based compensation plans, the Company may grant Company's directors, officers, independent contractors, employees and prospective employees options, stock appreciation rights, restricted stock, restricted stock units and incentive bonuses. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. Stock appreciation rights are equity settled share-based compensation arrangements whereby the number of shares that will ultimately be issued is based upon the appreciation of the Company's common stock and the number of awards granted to an individual. Restricted stock units are equity settled share-based compensation arrangements of a number of shares of the Company's common stock. Holders of options and stock appreciation rights do not participate in dividends until after the exercise of the award. Restricted stock unit holders do not participate in dividends nor do they have voting rights until the restrictions lapse.

The total compensation expense related to share-based compensation awards in fiscal 2007 was $12.0 million. The Company's net income for 2007 was $7.9 million lower, including tax benefits of $4.1 million, than if the Company had continued to account for share-based compensation as it had in prior periods. Basic and diluted earnings per share for the year ended March 31, 2007 were $0.42 and $0.41 lower, respectively, than if the Company had not adopted FAS 123(R).

FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Share-based compensation expense is recognized on a straight line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the option vesting term, which can range from three to six years. In the pro-forma information required under FAS 123, as amended by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* ("FAS 148"), for the periods prior to 2007, the Company accounted for forfeitures as they occurred. When estimating forfeitures, the Company considers voluntary termination behaviors as well as trends of actual forfeitures.

Pursuant to FAS 123(R), the Company has reported the benefits of tax deductions in excess of recognized book compensation expense as a financing cash inflow in the consolidated statement of cash flows in fiscal 2007. Prior to the adoption of FAS 123(R), the Company reported these tax benefits as an operating cash flow. Approximately $6.9 million of tax benefits associated with the exercise of employee stock options were recorded as cash from financing activities in fiscal 2007. Prior period results have not been restated.

As of March 31, 2007, $26.4 million of total unrecognized compensation cost related to share-based compensation is expected to be recognized over a weighted average period of 2.2 years.

Pro forma information for periods prior to the adoption of FAS 123(R)

Prior to the adoption of FAS 123(R), the Company provided the disclosures required under FAS 123 as if the fair value method defined by FAS 123 had been applied to share-based compensation. The pro forma information for years ended March 31, 2005 and 2006 were as follows (in thousands, except per share amounts):

	Year Ended March 31,	
	2005	2006
Net income, as reported	$23,347	$25,642
Deduct: Total share-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(8,670)	(7,440)
Pro forma net income	$14,677	$18,202
Earnings per share:		
Basic—as reported	$ 1.32	$ 1.35
Diluted—as reported	$ 1.22	$ 1.29
Basic—pro forma	$ 0.83	$ 0.96
Diluted—pro forma	$ 0.79	$ 0.93

Equity incentive plans

On November 15, 2005, the Company adopted the 2005 Stock Incentive Plan (2005 Plan). The 2005 Plan provides for the award of stock options (that qualify as either incentive stock options or that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code), stock appreciation rights, restricted stock, restricted stock units and incentive bonuses. Options granted may not have a term exceeding seven years, and typically vest over four years. Equity awards granted pursuant to the 2005 Plan may only be granted to the Company's directors, officers, independent contractors, employees and prospective employees. The aggregate number of shares of the Company's common stock issuable under the 2005 Plan may not exceed 1,600,000 shares, plus any remaining shares not issued under the prior plans. As of March 31. 2007, there were 667,196 remaining shares issuable under the 2005 plan.

On November 15, 2006, the Company adopted the 2006 Stock Incentive Plan (2006 Plan). The 2006 Plan provides for the award of stock options (that qualify as either incentive stock options or that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code), stock appreciation rights, restricted stock, restricted stock units and incentive bonuses. Options granted may not have a term exceeding five years, and typically vest across four years. Equity awards granted pursuant to the 2006 Plan may only be granted to the Company's directors, officers, independent contractors, employees and prospective employees. The aggregate number of shares of the Company's common stock issuable under the 2006 Plan may not exceed 1,200,000 shares, plus any remaining shares not issued under the prior plans. As of March 31. 2007, there were 1,016,968 remaining shares issuable under the 2006 Plan.

The Company issues awards under the 2005 Plan and the 2006 Plan. All employees and Directors are eligible to receive equity. Grants may consist of treasury shares or newly issued shares. Options are typically granted as non-qualified stock options but the Plans permit the grants of options that qualify as "incentive stock options" under the U.S. Internal Revenue Code. The exercise price of a stock option or other equity-based award is equal to the closing price of the Company's common stock on the date of grant.

Valuation assumptions

The Company calculates the fair value of each award on the date of grant using the Black-Scholes valuation model for options to purchase common stock. The following assumptions were used to value grants of options to purchase common stock for each respective period:

	Year ended March 31,		
	2005	2006	**2007**
Risk-free interest rate	3.8%	4.8%	**4.7%**
Dividend yield	0.0	0.0	**0.0**
Expected life of option (in years)	4.9	5.0	**4.2**
Expected volatility	28.3%	25.3%	**27.8%**
Weighted average fair value of share-based compensation awards granted	$12.39	$17.21	**$15.85**

Options granted under the 2005 Plan may not have a term exceeding seven years, and options granted under the 2006 Plan may not have a term exceeding five years. The average term of all options granted in fiscal 2006 was seven years, while the average term of all options granted in fiscal 2007 was six years.

The valuation of restricted stock units is determined using the closing price of the Company's common stock on the date of grant.

Equity based award activity

The following table summarizes the changes in common stock options during fiscal 2007 for all of the common stock option plans described above.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Options outstanding, March 31, 2006	3,457,691	$34.13		
Options granted	370,825	51.71		
Options cancelled	(47,500)	38.89		
Options exercised	(560,071)	17.62		$19.8
Options outstanding, March 31, 2007	**3,220,945**	**$38.95**	**5.77**	**$39.8**
Options vested and expected to vest	3,162,492	$38.74	5.70	$39.2
Options exercisable, March 31, 2007	**1,353,183**	**$32.05**	**5.79**	**$25.1**

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on March 31, 2007 of $50.62 and the exercise price, multiplied by the number of share-based awards) that would have been received by the option holders had all option holders exercised their options on March 31, 2007. This amount changes over time based on changes in the fair market value of the Company's stock. A total of 903,813 options vested in fiscal 2007 with a total fair value of $14.1 million.

The following table summarizes the changes in common stock options in the years ended March 31, 2005 and 2006:

	Year Ended March 31,			
	2005		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	4,976,429	$16.34	3,257,158	$28.77
Options granted	971,832	38.51	607,250	53.48
Options cancelled	(106,000)	31.10	(78,500)	33.70
Options exercised	(2,585,103)	8.51	(328,217)	16.82
Options outstanding, end of year	3,257,158	$28.77	3,457,691	$34.13
Options exercisable, end of year	739,620	$14.26	1,009,441	$19.04

The following table summarizes the characteristics of options at March 31, 2007:

Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life— Years	Number Exercisable	Weighted Average Exercise Price
$ 7.13–11.88	116,559	$ 7.71	1.2	116,559	$ 7.71
19.00–19.00	192,092	19.00	4.6	192,092	19.00
29.28–34.00	335,387	30.82	5.9	335,387	30.82
34.01–39.00	877,832	34.86	7.1	506,832	34.88
39.01–44.00	732,000	39.46	5.0	—	—
44.01–49.00	24,000	47.73	6.1	10,500	47.44
49.01–56.07	943,075	53.06	4.0	191,813	53.72
$ 7.13–56.07	3,220,945	$38.98	5.8	1,353,183	$32.05

Restricted stock units

There are 265,525 restricted stock units outstanding as of March 31, 2007. During the year ended March 31, 2007, 137,925 restricted stock units were granted at a fair market value of $51.56 per share, and vest annually through March 2011. None of the restricted stock units were vested as of March 31, 2007.

Employee stock purchase plan

The Company sponsors an employee stock purchase plan (ESPP) for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 15% of their eligible compensation to purchase shares of the Company's common stock. A total of 842,000 shares of the Company's common stock are authorized under the ESPP. Under the ESPP, shares of the Company's common stock may be purchased at the end of each fiscal quarter at 85% of the closing price of the Company's common stock on the last day of the three month purchase period. For the year ended March 31, 2005, the Company issued 9,184 shares of common stock under the ESSP at an average price of $29.85. For the year ended March 31, 2006, the Company issued 9,674 shares of common stock under the ESPP at an average price of $39.95. For the year ended March 31, 2007 the Company issued 10,163 shares of common stock under the ESPP at an average price of $43.06 per share. Total cash received for ESPP issuances during the years ended March 31, 2005, 2006 and 2007 were approximately $0.3 million, $0.3 million and $0.4 million, respectively. Compensation expense associated with the issuance of shares under the ESPP was not material in fiscal 2005, 2006, and 2007. At March 31, 2007, a total of 788,970 shares were available for issuance under the ESPP.

12. COMMITMENTS AND CONTINGENCIES

Operating leases

In October 2003, the Company entered into a new lease for its headquarters space (Lease) which took effect on June 1, 2004 and has a 15-year term. The terms of the Lease contain provisions for rental escalation and the Company is required to pay its portion of executory costs such as taxes and insurance. The Company is also obligated to take additional expansion space in the building pursuant to the Lease. The Company's aggregate future minimum lease payments, including expansion space but excluding rental escalation and executory costs, are as follows (in thousands):

Year Ending March 31,	
2008	$ 4,236
2009	4,533
2010	4,422
2011	4,377
2012	4,328
Thereafter	29,228
Total	$51,124

Rent expense during the years ended March 31, 2005, 2006 and 2007 was approximately $4.0 million, $4.5 million and $5.5 million, respectively.

Credit facility

On November 7, 2006, the Company entered into a $20 million revolving credit facility (the Credit Facility) with a commercial bank that can be used for working capital, share repurchases or other general corporate purposes. Borrowings on the Credit Facility, if any, will be collateralized by certain of the Company's marketable securities and will bear interest at an amount based on the published LIBOR rate. The Company is also required to maintain an interest coverage ratio for each of its fiscal years of not less than three to one. The Credit Facility renews automatically each year until 2011, and can be increased at the request of the Company by up to an additional $10 million per year up to $50 million in the aggregate. There have been no borrowings under the Credit Facility.

Benefit plan

The Company sponsors a defined contribution 401(k) plan (the Plan) for all employees who have reached the age of twenty-one. The Company provides contributions equal to 50% of an employee's contribution up to a maximum of 4% of base salary. Contributions to the Plan for the years ended March 31, 2005, 2006 and 2007 were approximately $648,000, $786,000 and $894,000, respectively.

Litigation

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is not a party to, and its property is not subject to, any material legal proceedings.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial data by quarter for the years ended March 31, 2006 and 2007 is as follows (in thousands, except per share amounts):

	Fiscal 2006 Quarter Ended			
	June 30	September 30	December 31	March 31
Revenues	$38,747	$40,487	$42,112	$43,703
Income from operations	9,916	10,285	11,053	11,484
Income before income taxes	11,311	11,697	12,501	12,999
Net income	6,730	6,960	3,293	8,659
Earnings per share:				
Basic	$ 0.35	$ 0.36	$ 0.17	$ 0.46
Diluted	$ 0.34	$ 0.35	$ 0.17	$ 0.44

	Fiscal 2007 Quarter Ended			
	June 30	**September 30**	**December 31**	**March 31**
Revenues	**$44,205**	**$46,727**	**$48,611**	**$50,300**
Income from operations	**8,113**	**9,111**	**8,215**	**9,186**
Income before income taxes	**9,831**	**10,852**	**9,901**	**10,860**
Net income	**6,499**	**7,173**	**6,545**	**7,178**
Earnings per share:				
Basic	**$ 0.34**	**$ 0.38**	**$ 0.35**	**$ 0.39**
Diluted	**$ 0.33**	**$ 0.37**	**$ 0.34**	**$ 0.38**

Report of Management's Assessment of Internal Control Over Financial Reporting

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics for Directors, Executives and Employees. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent registered public accounting firm to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2007 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of March 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included herein.



Frank J. Williams
Chairman of the Board of Directors and Chief Executive Officer
May 30, 2007



Michael T. Kirshbaum
Chief Financial Officer
May 30, 2007

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited management's assessment, included in the accompanying Report of Management's Assessment of Internal Controls, that The Advisory Board Company and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Advisory Board Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Advisory Board Company and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Advisory Board Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 2007, and our report dated May 29, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
May 29, 2007

Stock Performance Graph

The graph below compares the cumulative total stockholder return on our common stock from the date of our initial public offering through March 31, 2007, with the cumulative total return on the Russell 2000 Index, the Nasdaq National Market (U.S.) Index, and the S&P 500 Index for the same period. The graph assumes that $100 was invested in our common stock and in each of the other indexes on November 12, 2001, and that any dividends were reinvested. The comparisons in the graph below are based on historical data (with our common stock prices based on the closing price on the date of the initial public offering and thereafter) and are not intended to forecast the possible future performance of our common stock.

Comparison of the Cumulative Total Return Among The Advisory Board Company, the Russell 2000 Index, the Nasdaq National Market (U.S.) Index and the S&P 500 Index


Comparison of Six-Year Cumulative Total Return
Assumes Initial Investment of $100
March 2007
250
200
150
100
50
0
11/12/2001
3/31/2002
3/31/2003
3/31/2004
3/31/2005
3/31/2006
3/31/2007
The Advisory Board Company
Russell 2000 Index
Nasdaq Composite-Total Return
S&P 500 Index-Total Return

	The Advisory Board Company	S&P 500 Index, Total Return	Nasdaq Composite, Total Returns	Russell 2000 Index
November 12, 2001	100	100	100	100
March 31, 2002	117	100	101	114
March 31, 2003	125	75	73	83
March 31, 2004	131	102	110	137
March 31, 2005	157	109	111	144
March 31, 2006	200	121	131	181
March 31, 2007	181	136	136	192

Board of Directors

Frank J. Williams
Chairman of the Board
Chief Executive Officer,
The Advisory Board Company

Peter J. Grua † ‡
Director
Managing Partner,
HLM Venture Partners

Mark R. Neaman* ‡
Director
President and Chief Executive Officer,
Evanston Northwestern Healthcare Corporation

LeAnne M. Zumwalt* ‡
Director
Vice President,
DaVita, Inc.

Marc N. Casper †‡
Director
Executive Vice President,
Thermo Fisher Scientific

Kelt Kindick* † ‡
Lead Director
Senior Partner,
Bain & Company

Leon D. Shapiro †‡
Director
Senior Vice President,
Warner Music Group

* Member of the Audit Committee of the Board of Directors
† Member of the Compensation Committee of the Board of Directors
‡ Member of the Governance Committee of the Board of Directors

Executive Officers

Frank J. Williams
Chairman of the Board
Chief Executive Officer

Scott M. Fassbach
Chief Research Officer

David L. Felsenthal
Chief Operating Officer

Michael T. Kirshbaum
Chief Financial Officer
Secretary and Treasurer

Robert W. Musslewhite
Executive Vice President

Scott A. Schirmeier
Chief Marketing Officer

Richard A. Schwartz
Executive Vice President

Mary D. Van Hoose
Executive Director,
Career Management

Corporate Information

Form 10-K/Investor Contact
A copy of the Company's Annual Report on Form 10-K for the fiscal year ending March 31, 2007 (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Michael T. Kirshbaum, Chief Financial Officer, at the Company's corporate office.

Common Stock Dividend Information
The common stock of The Advisory Board Company has been traded on the Nasdaq National Market under the symbol ABCO since the initial public offering on November 12, 2001. As of September 15, 2007, there were approximately 10,000 holders of the common stock, including eight stockholders of record. The Company has not declared or paid any cash dividend on the common stock since the closing of its initial public offering, and it does not anticipate declaring or paying cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, would be determined by the Company's Board of Directors and would depend upon the Company's earnings, financial condition, and cash requirements.

Corporate Office
The Advisory Board Company
2445 M Street, NW
Washington, DC 20037
202-266-5600
www.advisoryboardcompany.com

Registrar and Transfer Agent
America Stock Transfer & Trust Company
10150 Mallard Creek Road
Suite #307
Charlotte, NC 28262
866-706-0150

Independent Registered Accountant
Ernst & Young LLP
621 East Pratt Street
Baltimore, MD 21202

The following table sets forth, for the periods indicated, the high and low closing prices per share of the company's common stock as reported on the Nasdaq Stock Market.

	High	Low
Fiscal year ending March 31, 2007		
First Quarter	$56.45	$46.47
Second Quarter	$52.25	$45.55
Third Quarter	$57.94	$50.50
Fourth Quarter	$56.67	$50.14
Fiscal year ending March 31, 2006		
First Quarter	$49.34	$40.50
Second Quarter	$53.36	$47.46
Third Quarter	$51.34	$45.84
Fourth Quarter	$57.22	$45.46



THE ADVISORY BOARD COMPANY

2445 M Street, NW ~ Washington, DC 20037
Telephone: 202-266-5600 ~ Facsimile: 202-266-5700 ~ www.advisoryboardcompany.com

END